SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               PLANET411.COM, INC.
                                (Name of Issuer)

                          COMMON STOCK, $.001 par value
                         (Title of Class of Securities)

                                    72702N109
                                 (CUSIP Number)

                              Keith Buck, President
                                 Cash Card, Inc.
                           7175 Southwest 78th Avenue
                             Portland, Oregon 97223
                                 (503) 246-6332
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                January 24, 2001
             (Date of Event which Requires Filing of this Statement)


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(1)  Names of Reporting Persons' I. R. S.  Identification Nos. of Above Persons:
     (applied for)

(2)  Check the Appropriate Box if a Member of a Group:

(a)  Not applicable

(b)  Not applicable

(3)  SEC Use Only .................................

(4)  Source of Funds: OO

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): N/A

(6)  Citizenship or Place of Organization: Oregon

Number of           (7)  Sole Voting Power: 76,896,851 shares
Shares
Beneficially        (8)  Shared Voting Power: None
Owned by
Each                (9)  Sole Dispositive Power: 76,896,851 shares
Reporting
Person              (10) Shared Dispositive Power: None

(11) Aggregate Amount Beneficially Owned by Each Reporting Person: 76,896,851 shares
     The reporting person has an option to acquire these shares. See below.

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares: Not applicable

(13) Percent of Class Represented by Amount in Row (11): 74.7% (approximately 60%, fully diluted)

(14) Type of Reporting Person: CO


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                          Item 1. Security and Issuer.

The reporting person has acquired a common stock purchase option which entitles the reporting person to purchase 76,896,851 shares of common stock of Planet411.com, Inc., $.001 par value per share, at a price of $0.0780266 per share, or an aggregate of $6,000,000, beginning on January 24, 2001 and ending at until 5:00 p.m. Montreal Time on March 21, 2001. Upon the prior written agreement of the issuer and the reporting person, from time to time the expiration date may be extended for a period not to exceed ninety days; provided, however, that in no event shall the expiration date be extended beyond October 24, 2001. The option may be terminated in certain circumstances. See, Exhibit "A". Consideration for the option was the reporting person providing a $500,000 working capital loan to the issuer, assigning certain contracts to the issuer (see Item 3) and extending a line of credit aggregating $3,000,000 (excluding the working capital loan) to the issuer. At the date of this report, the reporting person has not provided any of the foregoing.

                        Item 2. Identity and Background.

(a) Name: Cash Card, Inc., a private Oregon business corporation

(b) Business address: 7175 Southwest 78th Avenue, Portland, Oregon 97223

(c) Principal business: Investment

(d) During the last five years, neither the reporting person nor its sole director and officer has been convicted in a criminal proceeding.

(e) During the last five years, neither the reporting person nor its sole director and officer was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Citizenship: The reporting person's sole director and officer is a citizen of the United States.

(g) Additional Information: At the date of this report, the reporting person has not issued any stock. The reporting person is under the control of Keith Buck, as its sole director. The person or persons to whom the reporting person will issue its stock has not been determined and will depend upon certain factors and considerations which are not resolved at the current time. When the reporting person issues its stock, this report on Schedule 13D will be amended, as appropriate, to reflect the identity of persons in control of the reporting person.

           Item 3. Source and Amount of Funds or Other Consideration.

The reporting person has arranged certain contracts with and licenses from third parties which it intends to assign to the issuer for performance. The reporting person will retain fees and commissions from these contracts and licenses, based upon the revenues derived under these contracts and licenses. Such fees and commissions are expected to be sufficient in amount to pay the purchase price of the shares under the option agreement. There is no assurance, however, that such fees and commissions will be sufficient for this purpose.


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                         Item 4. Purpose of Transaction.

The primary purpose of the acquisition is investment; however, the reporting person has obtained certain contracts and licenses, which it has assigned to the issuer and which it believes will be beneficial to the issuer's business. The contract and licenses will not change the business of the issuer.

The reporting person has appointed one new director to the issuer's board of directors.

Under the option agreement, the issuer will grant certain "veto" rights to the reporting person, which will be reflected in the rights, preferences, restrictions and limitations upon the issuer's Series A Preferred Stock set forth on Schedule 3.10 to the option agreement. The option agreement requires that the sole authorized share of such preferred stock shall be issued to the reporting person.

Under the option agreement, the issuer has agreed to use all commercially reasonable efforts to approve, to cause its voting equity holders to approve, and thereafter to implement a three-to-one (3-to-1) reverse stock split, subject to the receipt of a working capital loan in the amount of $500,000 and the assignment of certain contracts identified in the stock option agreement, and extending a line of credit aggregating $3,000,000 (excluding the working capital loan) to the issuer.

Under the option agreement, the issuer has agreed to use all commercially reasonable efforts to cause all affiliates (as defined in Rule 144 under the Securities Act), all advisors and consultants on the issuer's advisory board, the reporting person, and all other persons who beneficially own (as determined under Rule 13d-3 under the Securities Exchange Act of 1934, as amended) five percent (5%) or more of the total issued and outstanding Common Stock to enter into a "Leak Out Agreement" in form reasonably acceptable to the reporting person and the issuer, as more particularly set forth in the option agreement.

For additional information, see Exhibit "A".

                  Item 5. Interest in Securities of the Issuer.

(a) Pursuant to the option agreement attached as Exhibit "A", the reporting person has a right to acquire 76,896,851 shares of the issuer's authorized common stock, which would, upon acquisition and issue thereof, represent 74.7 percent of the issuer's then total issued and outstanding common stock, based upon information regarding outstanding common stock contained in the issuer's report on Form 10-Q for the quarter ended September 30, 2000, as filed with the U.S. Securities and Exchange Commission. The reporting person has been advised by the issuer that the shares subject to the option would represent approximately sixty percent of the issuer's total issued and outstanding common stock on a fully diluted basis, assuming the exercise of all other outstanding options, warrants, rights and subscriptions outstanding, as well as the exchange of the Exchangeable Shares of the issuer's indirect subsidiary into shares of the issuer's common stock.

(b) Upon exercise of the option upon payment for the shares, the reporting person will have the sole power to vote and the sole power to dispose of the shares.

(c) The reporting person has not entered into any transactions in the issuer's common stock during the past sixty days.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares.

(e) Not applicable.


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        Item 6. Contracts, Arrangements, Understandings or Relationships
                    With Respect to Securities of the Issuer.

Except with respect to the option agreement described herein, the reporting person does not have or know of any contracts, arrangements, understandings or relationships (legal or otherwise) with or among the any persons named in Item 2 and between such persons and any person with respect to any securities of the issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, naming the persons with whom such contracts, arrangements, understandings or relationships have been entered into.

                    Item 7. Material to be Filed as Exhibits.

The following documents are filed as exhibits:

     1. Option agreement dated January 24, 2001, as amended by Addendum to Option dated as of January 31, 2001.

Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 2, 2001
Cash Card, Inc.

By: /s/  Keith Buck
    -------------------------
    Keith Buck, Sole Director

     Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U. S. C. 1001).